Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Virtusa Corporation and Subsidiaries:
We consent to the incorporation by reference in the registration statement (No. 333-145636) on Form S-8 of Virtusa Corporation of our report dated May 29, 2008, with respect to the consolidated balance sheets of Virtusa Corporation and Subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended March 31, 2008, and our report dated May 29, 2008 relating to the consolidated financial statement schedule, which reports appear in the March 31, 2008 annual report on Form 10-K of Virtusa Corporation.
As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for share-based payments effective April 1, 2005.
/s/ KPMG LLP
Boston, Massachusetts
June 3, 2008